SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 May 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	2025 First Quarter Trading Update dated 08 May 2025

Exhibit No: 99.1

InterContinental Hotels Group PLC
2025 First Quarter Trading Update
8 May 2025

Global RevPAR +3.3%, driven by globally diverse footprint and growth in each of Business, Leisure and Groups; strong quarter of development performance, with openings and signings well ahead of last year;whilst at an early stage, on track to meet full year consensus profit expectations

Highlights

●	Q1 global RevPAR +3.3%, with Americas +3.5%, EMEAA +5.0% and Greater China -3.5%
●	Q1 global rooms revenue on a comparable basis saw Business +3%, Leisure +2% and Groups +5%
●	Average daily rate +2.2% and occupancy +0.6%pts
●	Gross system size growth accelerated to +7.1% YOY, +1.5% YTD; opened 14.6k rooms (86 hotels) in Q1, more than double the same period last year
●
Net system size growth +4.3% YOY, 0.0% YTD (or +5.0% YOY and +0.7% YTD excluding the impact of removing rooms previously affiliated with The Venetian Resort Las Vegas); global system of 987k rooms (6,668 hotels)

●	Signed 25.8k rooms (158 hotels) in Q1, or 20.2k excluding the Ruby brand acquisition, compared to 17.7k in the same quarter last year; global pipeline of 334k rooms (2,265 hotels), +9.4% YOY
●	$324m of 2025's $900m share buyback programme completed to date, reducing the share count by 1.9%

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:

"We had strong trading performance and development activity for our world class brands in Q1, despite increased volatility in the macro environment. Global RevPAR grew +3.3%, reflecting the strength of our globally diverse footprint and increases across each of our three demand drivers of Business, Leisure and Groups. Americas RevPAR increased by +3.5% led by continued growth in the US, and our EMEAA region also had strong performance, up +5.0%. In Greater China, a -3.5% RevPAR reduction was similar to the previous quarter, as we came up against strong comparatives and further increases in outbound leisure travel.

We celebrated the opening of 14.6k rooms across 86 hotels in the quarter, well over double the same period last year. A strong signings performance of 25.8k rooms across 158 properties was also well ahead of 2024, leading to a +9.4% year-on-year increase in our pipeline. This included 5.7k rooms across 30 hotels from our acquisition in February of premium urban lifestyle brand, Ruby. Since acquiring the brand, a further two Ruby signings have already been added. Demand for quick-to-market conversions to IHG's brands and enterprise platform continues to be high, representing around 60% of openings and 40% of organic signings in the quarter.

Looking ahead, while noting that some forward economic indicators have softened, our comparable on-the-books global revenue for Q2 continues to show growth on the same position a year ago. Our ability to capture demand across geographies and chain scales, as well as being heavily weighted to domestic stay occasions, are resilient strengths of our business. As a result, while still early, we remain on track to meet full year consensus profit expectations.

The outlook of attractive long-term structural growth drivers for both demand and supply remain unaltered for the travel industry and for IHG in particular. The power of our growth algorithm comes from the compounding nature of increasing fee revenues through the combination of RevPAR, system expansion and ancillary fee streams, which in turn helps to grow margins and, with our strong cash generation, allows us to reinvest in our business and return surplus capital to shareholders. Notwithstanding shorter term macro-economic uncertainties, we remain confident in the strength and resilience of IHG's enterprise platform and our ability to capitalise further on our scale, leading positions and the fundamental growth drivers for our markets."

Regional performance

Americas
Q1 RevPAR grew by +3.5% for the region as a whole and was also up +3.5% in the US, ahead of FY 2024's +2.5% for the region and +1.7% in the US. Occupancy for the region was up +0.7%pts to 63.4% for the quarter, and rate was up +2.4%. Last year's trends by demand driver continued, with Q1 rooms revenue on a comparable basis strongest for Groups at +6%, Business was up +4% and Leisure was +2% on 2024 levels. The first two months of the quarter were strongest, whereas the rolling 8 weeks to Saturday 3 May in aggregate, which also normalises for the shift in timing of Easter between March and April, has seen RevPAR broadly flat. The current position of revenue on-the-books for comparable hotels for the balance of Q2 is also currently broadly flat. We remain confident for growth beyond, as economic uncertainty subsides and industry fundamental tailwinds prevail.

Gross system growth was +3.4% YOY and +0.8% YTD, with 4.0k rooms (31 hotels) opened in the quarter which was +30% more than last year. Net system size change was -0.1% YOY and -1.6% YTD. Excluding the impact of removing 7.1k rooms that were previously affiliated to IHG's system with The Venetian Resort Las Vegas, net system size growth was +1.3% YOY and broadly flat YTD. There were 4.5k rooms (42 hotels) added to the pipeline in the quarter, including 12 hotels signed across the Holiday Inn Brand Family, and 18 across our extended stay brands. With further progress in the quarter, our midscale conversion brand, Garner, now has 59 open and pipeline hotels in the region.

EMEAA
We saw another quarter of strong demand for this diverse region overall. Q1 RevPAR was up +5.0%, compared with growth of +6.6% achieved for FY 2024. Occupancy for the quarter was up +0.6%pts to 66.7%, and rate up +4.0%. By major geographic markets within the region, RevPAR ranged from broadly flat in the UK, to up +5.6% in Continental Europe, +6.2% in the Middle East and +6.8% in East Asia & Pacific. The latter continued to benefit from increased levels of inbound leisure travel from Greater China which contributed to strong double-digit growth in numerous countries, on top of very strong increases last year.

Gross system growth was +11.6% YOY and +2.3% YTD, with 6.2k rooms (30 hotels) opened in the quarter which was almost six-fold last year. Openings included 1.5k rooms from a further 13 conversions as part of the initial April 2024 NOVUM Hospitality agreement, taking the total converted to date to 11.7k rooms and 71 hotels. Net system size growth was +9.8% YOY and +1.7% YTD. There were 12.9k rooms (72 hotels) added to the pipeline, including 5.7k from the acquisition of the Ruby brand in February 2025 (comprising 3.5k rooms across 20 open hotels that will begin to be added into IHG's system this year, and 2.2k rooms across 10 hotels in the Ruby pipeline at the time of acquisition). There was also a further 0.6k rooms added to the pipeline from the first two Ruby hotel signings since the acquisition. Conversions represented the majority of room openings and 45% of organic room signings in the quarter. Signings included 3 further Garner properties as it develops across the region, and 8 signings across the voco and Vignette Collection brands as their rollouts continue.

Greater China
Q1 RevPAR was down -3.5% which was broadly in line with the previous quarter and compares to the -4.8% reduction for FY 2024. Looking forward from here, there is an easing in the strong comparatives from the prior resurgent return of post-Covid travel demand. We remain encouraged of further improvement to come, and by the continued attractiveness of the longer-term demand drivers for the region. Occupancy for the quarter was up +0.4%pts to 52.8%, while rate was down -4.3%. Tier 1 cities saw RevPAR down -2.2%, whilst Tier 2-4 cities were -5.7% with further impact from increased outbound leisure travel, though rooms revenue on a comparable basis saw Leisure broadly flat for the region overall.

Record-breaking momentum in development activity has continued. Gross system growth was +11.6% YOY and +2.3% YTD, with 4.4k rooms (25 hotels) opened in the quarter which was more than double the same quarter last year and included the milestone of exceeding 800 open hotels in the region. Net system size growth was +9.1% YOY and +1.8% YTD. There were 8.5k rooms (44 hotels) added to the pipeline, also well ahead of the same quarter last year.

Share buyback progress

As announced at the time of reporting our 2024 full year results on 18 February, a new $900m share buyback programme is returning surplus capital to shareholders in 2025. This follows the $800m programme in 2024, $750m in 2023 and the $500m programme announced in 2022, which already reduced the total number of voting rights in the Company by 4.6%, 6.1% and 5.0%, respectively. The 2025 programme is 36% complete with $324m (£251m) having been cumulatively spent to date, repurchasing 2.9 million shares. The 2025 programme to date has therefore reduced the total number of voting rights in the Company by a further 1.9% to 155.6 million as at market close on Wednesday 7 May 2025.

The $900m share buyback programme, together with the anticipated sustainable growth in ordinary dividend payments which IHG has increased at a rate of 10% a year for each of the last three years, would result in over $1.1bn being returned to shareholders in 2025. This is equivalent to 5.9% of IHG's $19.8bn (£15.8bn) market capitalisation at the start of 2025, and 6.5% of IHG's most recent $17.9bn (£13.4bn) market capitalisation.

Additional comments on current trading conditions and 2025 outlook

As noted above, whilst we are still at an early stage of the financial year, we are on track to meet current full year 2025 consensus profit expectations. This would result in another year of IHG delivering on our growth algorithm.

As an asset-light, fee-based, predominantly franchised business model, IHG has no material direct exposure to tariffs on the fees charged to and therefore the revenues received from hotel owners, or on the operating costs that IHG incurs. As part of the many benefits provided to hotel owners of joining IHG's enterprise platform, we use our scale to help reduce owner costs through procurement programmes for hotel goods and services, and we are actively working with owners and our diversified and typically localised supply chains to further enhance these benefits. IHG does not directly assume supply chain risk for these programmes, and instead focuses on providing resilient and responsible supply chain options for owners.

Periods of macro-economic uncertainties and challenges can lead to broader impacts on business and consumer confidence, which can in turn impact travel spending patterns in the shorter-term. Nevertheless, we are encouraged by the global revenue on-the-books for Q2 as described above, and we remain confident that the attractive long-term structural growth drivers for both demand and supply remain unaltered. IHG's fee-based income streams, together with diverse demand drivers across geographies, chain scales and stay occasions, mean IHG is well positioned to remain resilient through varying cycles. We are also ensuring our cost base remains highly efficient and agile, whilst continuing to make cost and capital expenditure investments that drive long-term growth. No material changes are currently envisaged to any areas of IHG's investment priorities.

IHG's Board expects the company to continue its strong track record of generating substantial capacity to support the investment plans that drive growth, to fund a sustainably growing ordinary dividend, and to routinely return surplus capital to shareholders. IHG has a consistent capital allocation approach, targeting a leverage ratio within a range of 2.5-3.0x net debt:adjusted EBITDA and to maintain an investment grade credit rating. As previously described, the $900m share buyback programme for 2025, together with our other investments including the acquisition of the Ruby brand, are expected to result in leverage at the end of 2025 to be comfortably around the lower end of our target range.

For further information, please contact:

Investor Relations:        Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702);
                                      Joe Simpson (+44 (0)7976 862 072)

Media Relations:           Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Conference call for analysts and institutional investors:
Elie Maalouf, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will host a conference call commencing at 9:00am (London time) today, 8 May 2025. A listen-only audio webcast can be accessed at https://www.investis-live.com/ihg/67e3c7150a60c30015481a28/martn or via www.ihgplc.com/en/investors/results-and-presentations.

Analysts and institutional investors wishing to ask questions should use the following dial-in details for a Q&A facility:
UK:	020 3936 2999
US:	646 233 4753
Other international numbers:	Click here
Passcode:	437852

An archived replay is expected to be available within 24 hours and will remain available, accessed at www.ihgplc.com/en/investors/results-and-presentations.

Appendix 1: RevPARa movement summary at constant exchange rates (CER)

Q1 2025 vs 2024
	RevPAR	ADR	Occupancy
Global	+3.3%	+2.2%	+0.6%pts
Americas	+3.5%	+2.4%	+0.7%pts
EMEAA	+5.0%	+4.0%	+0.6%pts
Greater China	-3.5%	-4.3%	+0.4%pts

Appendix 2: RevPARa movement at CER vs actual exchange rates (AER)

Q1 2025 vs 2024
	CER (as above)	AER	Difference
Global	+3.3%	+1.9%	-1.4%pts
Americas	+3.5%	+2.4%	-1.1%pts
EMEAA	+5.0%	+3.0%	-2.0%pts
Greater China	-3.5%	-4.5%	-1.0%pts

Appendix 3: System and pipeline summary of Q1 2025 YTD and YOY growths, and closing positions (rooms)

	System								Pipeline
	Openings	Removalsb	Net	Total	YTD%	YOY%	YTD%	YOY%	Signings	Total
					Reported	Reported	Adjustedb	Adjustedb
Global	14,556	(15,048)	(492)	986,633	0.0%	+4.3%	+0.7%	+5.0%	25,823	333,992
Americas	4,028	(12,556)	(8,528)	519,466	-1.6%	-0.1%	-0.3%	+1.3%	4,472	108,364
EMEAA	6,172	(1,581)	4,591	271,065	+1.7%	+9.8%	+1.7%	+9.8%	12,862	109,184
Greater China	4,356	(911)	3,445	196,102	+1.8%	+9.1%	+1.8%	+9.1%	8,489	116,444

a.     RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 31 March 2025 and includes hotels that have traded in all months in both the current and the prior year. The principal exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See 'Use of key performance measures and non-GAAP measures' in IHG's full year and half year results announcements for further information on the definitions.

b.     Removals include 7,092 rooms previously affiliated with the Venetian Resort Las Vegas which exited IHG's system in January 2025. The adjusted measures of YTD system size growth and YOY system size growth are presented for the Americas region and globally to show the impact of if these rooms had been excluded from the comparable opening position.

Website:
The full release and supplementary data will be available on www.ihgplc.com/en/investors/results-and-presentations from 7:00am (London time) on 8 May 2025.

About IHG Hotels & Resorts:
IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 20 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 145 million members, IHG has more than 6,600 open hotels in over 100 countries, and a development pipeline of more than 2,200 properties.

-     Luxury & Lifestyle: Six Senses, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, Ruby, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 385,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	08 May 2025